E.L.

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

19008821

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-66927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conduent Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2220
(No. and Street)

New York	NY	10170-2220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Applegate, (913) 226 1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn LLP
(Name – *if individual, state last, first, middle name*)

8343 Douglas Avenue, Suite 400	Dallas	TX	75225
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Randy Applegate, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conduent Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

State of Kansas, County of Ellis
This instrument was acknowledged before me on February 26, 2019 by Randy Applegate as Interim President of Conduent Securities LLC on behalf of whom instrument was executed.

Jane F. Schumacher
Notary Public

Signature

Interim President
Title

NOTARY PUBLIC - - State of Kansas
JANE F. SCHUMACHER
My Appt. Exp. 7-30-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONDUENT SECURITIES, LLC

Report Pursuant to Rule 17a-5
December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

CONDUENT SECURITIES, LLC

Report Pursuant to Rule 17a-5
December 31, 2018

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Conduent Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Conduent Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Whitley Penn LLP

We have served as the Company's auditor since 2010.

Dallas, Texas
February 27, 2019

CONDUENT SECURITIES, LLC

Statement of Financial Condition

		December 31, 2018
Assets		
Cash	$	2,011,114
Deposit with clearing broker		100,000
Restricted cash *(see note (e))*		242,076
Accrued fees receivable		23,000
Prepaid expenses		10,295
Total assets	$	2,386,485
Liabilities and Member's Equity		
Accrued expenses	$	54,131
Due to clearing broker		25,000
Due to customer		17,076
Total liabilities		96,207
Commitments and contingencies		
Member's equity:		
Member's contributions		310,888
Accumulated earnings		1,979,390
Total member's equity		2,290,278
Total liabilities and member's equity	$	2,386,485

See accompanying notes to financial statements.

CONDUENT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

(1) Summary of Significant Accounting Policies

(a) Organization

Conduent Securities, LLC (the "Company"), is a Delaware Limited Liability Company formed on February 11, 2005, and is engaged in the general business of distributing securities of open-end investment companies on a subscription order basis and providing custodial duties to clients for cash and securities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was previously a wholly-owned subsidiary of Conduent HR Consulting, LLC. Under the Termination, Amendment, Assignment and Assumption Agreement effective August 13, 2018, the Company is a wholly-owned subsidiary of Conduent Business Services, LLC (the "Parent"), and an indirect wholly owned subsidiary of Conduent Incorporated ("CNDT").

The Company's continuing membership application was approved by FINRA on June 21, 2010. This approval allows the Company to expand its business to act as introducing broker and to take custody of customer funds. On January 30, 2012, the Company took custody of customer funds. The Company operates on a plan level omnibus account basis through a clearing broker.

The Company has recurring net losses and negative cash flow from operating activities. Additionally, as noted in Note 10, a contract with a customer that accounted for approximately 50% of the Company's revenues for the year ended December 31, 2018 and 100% of the Company's accrued fees receivable at December 31, 2018 will be terminated subsequent to year end effective on May 6, 2019. However, the Company's Parent has demonstrated the intent and ability to continue to support the operations of the Company for a minimum of twelve months from the date these financial statements were issued.

(b) Basis in Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

(d) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2018, the Company had no such investments. The Company maintains cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

(e) Restricted Cash

Restricted cash at December 31, 2018, is comprised of the following amounts:

Reserve bank account	$225,000
Held on behalf of customer	17,076
	$242,076

Effective January 1, 2018, the Company adopted ASU 2016-18-Statement of Cash Flows (topic 230); Restricted Cash, and its adoption did not have a significant impact on the Company's financial statements.

(f) Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* effective January 1, 2018, and its adoption did not have a significant impact on the Company's financial statements. Revenue from contracts with customers includes commissions and fees earned under advisory arrangements. The recognition and measurement of revenue under ASC 606 is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions: Commissions are from 12b-1 fees and include other asset-based fees, and trading commissions. 12b-1 and other asset-based fees are recognized in the period that they are realized since the revenue cannot be accurately predicted at the time the policy becomes effective. Under trading arrangements, the Company buys and sells securities on behalf of its customers, and each time a customer enters into a buy or sell transaction, the Company charges a trading commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.